Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

February 28, 2005

3.

News Release

March 9, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. announces first closing of previously announced non-brokered private placement offering.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (“Titan”) announced that it completed the first closing of the previously announced non-brokered private placement offering of 500,000 units (“Units”) at a subscription price of $0.10 US ($0.12 Canadian) per Unit. Each Unit consists of one (1) common share in the capital of Titan and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share in the capital of Titan for a price of $0.15 US ($0.18 Canadian) within one year of the Closing Date.  The proceeds from the placement will be used for general working capital.  Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.  The securities issued under the private placement are subject to a four-month hold period.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

March 9, 2005